1510 Page Mill Road, Suite 110 Palo Alto, CA 94304 +1 650 352 0500 Fax +1 650 352 0699 reedsmith.com

June 18, 2020

VIA EDGAR

U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attention: Laura Crotty

Re:	Jaguar Health, Inc. Preliminary Proxy Statement on Schedule 14A Filed June 9, 2020 File No. 001-36714

Dear Ms. Crotty:

On behalf of our client, Jaguar Health, Inc., a Delaware corporation (the “Company”), we hereby provide responses to comments (the “Comments”) of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in its letter dated June 17, 2020 (the “Letter”) regarding the Company’s above-referenced preliminary proxy statement on Schedule 14A (the “Proxy Statement”). Contemporaneous with this filing, the Company is filing on the EDGAR system Amendment No. 1 to the Proxy Statement (the “PRE 14A/A”) reflecting the responses of the Company below.

The Company’s responses are numbered to correspond to the Comments as numbered in the Letter. For your convenience, the Comments contained in the Letter have been restated in bold below in their entirety, with the Company’s corresponding response set forth immediately under such comment. In the responses below, page number references are to the PRE 14A/A. Terms used but not defined herein have the respective meanings assigned thereto in the PRE 14A/A.

Preliminary Proxy Statement on Schedule 14A filed June 9, 2020

Proposal 1, page 4

1.	We note that Proposal 1 seeks stockholder approval of a cashless exercise of the Series 3 Warrants in lieu of a cash exercise price of $0.53 per share of common stock. We also note that you do not mention the cashless feature of the proposal until page 10 of the proxy statement. Please revise your disclosure to more prominently clarify this feature throughout the document, most notably in the letter to stockholders and in the summary of Proposal 1 on page 4.

Response: The Company acknowledges the Staff’s Comment, and in response thereto, has revised the disclosure throughout the PRE 14/A, including in the letter to stockholders and in the summary of Proposal 1 on page 4 of the PRE 14/A, to highlight the cashless exercise feature of the Series 3 Warrants.

NEW YORK ♦ LONDON ♦ HONG KONG ♦ CHICAGO ♦ WASHINGTON, D.C. ♦ BEIJING ♦ PARIS ♦ LOS ANGELES ♦ SAN FRANCISCO ♦ PHILADELPHIA ♦ SHANGHAI ♦ PITTSBURGH ♦ HOUSTON SINGAPORE ♦ MUNICH ♦ ABU DHABI ♦ PRINCETON ♦ NORTHERN VIRGINIA ♦ WILMINGTON ♦ SILICON VALLEY ♦ DUBAI ♦ CENTURY CITY ♦ RICHMOND ♦ GREECE ♦KAZAKHSTAN

Laura Crotty Securities and Exchange Commission Division of Corporation Finance June 18, 2020 Page 2

2.	We note that Proposal 3 seeks approval to amend the Company’s certificate of incorporation to decrease the number of authorized shares of common stock to 130,000,000 shares. Please also disclose the number of shares of common, non-voting and preferred stock currently authorized under the certificate of incorporation so stockholders may understand the impact of the proposed amendment.

Response: The Company acknowledges the Staff’s Comment, and in response thereto, has revised the disclosure on page 17 of the PRE 14/A to disclose the number of shares of common, non-voting and preferred stock currently authorized under the Company’s Third Amended and Restated Certificate of Incorporation, as amended.

[remainder of page intentionally left blank]

Laura Crotty Securities and Exchange Commission Division of Corporation Finance June 18, 2020 Page 3

Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 549-0358.

Sincerely,

/s/ Michael S. Lee
Michael S. Lee
Reed Smith LLP

Cc:	Lisa A. Conte, Jaguar Health, Inc., by e-mail
Jonathan Wolin, Jaguar Health, Inc., by e-mail
Donald C. Reinke, Reed Smith LLP, by e-mail